April 20, 2005

By Overnight Delivery

Nicholas P. Panos
Special Counsel
Securities and Exchange Commission
Office of Mergers & Acquisitions
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Vestin Group, Inc.
Schedule 13E-3 filed by Michael V. Shustek and Vestin Group, Inc.
Schedule TO-T filed by Michael V. Shustek
Schedule 14D-9 filed by Vestin Group, Inc.
Date Filed: April 5, 2005
File No. 5-56145

Dear Mr. Panos:

This letter is jointly submitted by Levine, Garfinkle & Katz on behalf of Vestin Group, Inc. (the “Company”) and by Morrison & Foerster LLP on behalf of Michael V. Shustek. On behalf of our clients, we are transmitting for filing a copy of (i) Amendment No. 2 to the Schedule 13E-3 filed by the Company and Mr. Shustek and (ii) Amendment No. 2 to the Schedule 14D-9 filed by the Company. We will provide you with courtesy copies of the amendments that are marked to show changes from the prior filings.

The amendments are being filed in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission by letter dated April 17, 2005. The relevant text of the Staff’s comments has been included in this letter. The numbering of the responses corresponds to the numbering in the Staff’s letter.

1.	Comment: It appears the Schedule 13E-3 contains substantive information that should be delivered to unaffiliated security holders. Advise us whether or not Vestin has delivered the Schedule 13E-3 with the Offer to Purchase attached Exhibit (a)(l)(A).

Response: The Company and Mr. Shustek acknowledge the Staff’s suggestions with respect to certain supplemental disclosures to be furnished to

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April 20, 2005
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unaffiliated stockholders. While the Company and Mr. Shustek respectfully submit that the Offer to Purchase and the Schedule 14D-9 collectively contain all of the information required to be disclosed and disseminated to unaffiliated security holders, the Company has filed and will disseminate an amended Schedule 14D-9 which it believes addresses the Staff’s suggestions with respect to supplemental disclosures. Specifically, in addition to certain other changes described below, the Company has provided additional disclosure in the amended Schedule 14D-9 regarding the members of the Special Committee, its other directors and executive officers and purchases of the Company’s common stock during the past two years. The amended Schedule 14D-9 also contains an expanded discussion on fairness. While the Company and Mr. Shustek have also filed an amended Schedule 13E-3, they do not plan to disseminate this document, as it would be duplicative of information disseminated in the Offer to Purchase and the amended Schedule 14D-9.

In connection with the filing of the amendments and the dissemination of the amended Schedule 14D-9, Mr. Shustek has agreed to extend the offer period by at least five business days, consistent with Rule 13e-4(e)(3)(i). Accordingly, the offer will be open until at least May 9.

2.	Comment: Advise us, with a view toward revised disclosure, how Vestin complied with Item 1003(c) of Regulation M-A. It does not appear, for example, that the current or previous employment addresses have been fully provided for Robert Alberts, Roland Sansone, or Frederick Z. Leavitt.

Response: In response to the Staff’s comment, the Schedule 14D-9 and the Schedule 13E-3 have each been revised to include the current and previous employment addresses for Messrs. Alberts, Sansone and Leavitt. The Company and Mr. Shustek supplementally advise the Staff that the other information required by Item 1003(c) of Regulation M-A was disclosed in the previous filings.

3.	Comment: We note that while the Special Committee has produced a fairness determination, the Special Committee is not a filing person on Schedule 13E-3. Advise us, with a view toward revised disclosure, how Vestin intends to fulfill its disclosure obligations pursuant to Item 1014 of Regulation M-A.

Response: In response to the Staff’s comment, the Schedule 14D-9 and the Schedule 13E-3 have each been revised to clarify that the Special Committee was delegated authority by the Company’s board of directors to act on behalf of the Company with respect to Mr. Shustek’s offer, including to consider and make a recommendation with respect to such offer. The Company

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April 20, 2005
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supplementally confirms that the Schedule 13E-3 and Schedule 14D-9 have been reviewed and approved by the Special Committee. Accordingly, the Company respectfully submits that the filing and dissemination of the Schedule 14D-9 satisfies the Company’s obligations under Item 1014 of Regulation M-A.

4.	Comment: Revise to independently address both the substantive and procedural fairness determination on behalf of Mr. Shustek that is expressly directed to the unaffiliated security holders. This discussion must specifically acknowledge the absence of any of the procedural safeguards set out in Item 1014(c)-(e) of Regulation M-A and address how the procedural fairness determination was reached in the absence of any of the safeguards. When providing the procedural and substantive fairness determinations to unaffiliated security holders, please follow the guidance provided in Q & A No. 18-22 in Exchange Act Release 17719 (April, 1981).

Response: In response to the Staff’s comment, the Schedule 14D-9 has been revised to clarify that the Special Committee, comprised of all of the independent and non-employee directors, did not retain an unaffiliated representative to act solely on behalf of the unaffiliated security holders for purposes of negotiating the terms of the offer. In addition, the Schedule 13E-3 and the Schedule 14D-9 have each been revised to provide additional disclosure regarding the implications of the lack of certain procedural safeguards in determining the fairness of the offer. The revised disclosure can be found on page 7 of the amended Schedule 14D-9 and page 5 of the amended Schedule 13E-3.

Mr. Shustek respectfully submits that the information required by Items 1014(c) and (e) is disclosed in numerous places throughout the Offer to Purchase. In that regard, Mr. Shustek respectfully directs the Staff’s attention to the “Summary Term Sheet” and “Introduction” sections of the Offer to Purchase, where it is disclosed that the offer is not subject to the prior approval of the Company’s stockholders and that the Special Committee has unanimously recommended that stockholders accept the offer and tender their shares pursuant to the offer.

5.	Comment: Revise the disclosure to comply with Items 1015(b)(3) and (5) of Regulation M-A. Confirm for us that the HVA fee was $30,000.

Response: Mr. Shustek respectfully submits that the information required by Items 1015(b)(3) and (5) is already disclosed in the Offer to Purchase. For example, the course of events which led to the engagement of HVA is set forth at pages 4 and 5 of the Offer to Purchase and pages 2 and 3 of the Schedule 14D-9. In addition, on pages 17 and 18 of the Offer to Purchase, it is disclosed that

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April 20, 2005
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Mr. Shustek “was considering an all cash tender offer at $2.85 per Share” and that “the Special Committee held a meeting on that date to consider Mr. Shustek’s non-binding proposal.”

In response to the Staff’s comment, however, the Schedule 14D-9 and Schedule 13E-3 have each been revised to explicitly state that Mr. Shustek (and not the Company or HVA) proposed the offer price of $2.85 per share. The amended Schedule 14D-9 and amended Schedule 13E-3 each also states explicitly that HVA was engaged for the sole purpose of preparing a valuation, and not for the purpose of recommending a purchase price. The revised disclosure can be found at Item 5 of the amended Schedule 14D-9 and Item 14 of the amended Schedule 13E-3.

The Company supplementally confirms to the Staff that the HVA fee was $30,000.

6.	Comment: Advise us, with a view toward disclosure, whether or not the parties filing a Schedule 13E-3 in connection with this transaction, have incurred any accounting, solicitation or other appraisal fees. In addition, explain to us why the $150,000 in “related fees and expenses” and HVA fee have not been itemized in this section.

Response: Mr. Shustek respectfully submits that the estimated fees and expenses are itemized on page 22 of the Offer to Purchase. The $30,000 HVA fee is also disclosed on that page, which fee will be paid by the Company unless Mr. Shustek decides not to proceed with the offer.

In response to the Staff’s comment the Schedule 13E-3 has been revised at Item 10 to clarify that the Company has incurred no accounting, solicitation or other appraisal fees in connection with the offer, except for the HVA valuation report.

7.	Comment: Advise us whether or not this document has been disseminated to unaffiliated security holders.

Response: The Company hereby confirms that the amended Schedule 14D-9 will be disseminated to unaffiliated security holders.

8.	Comment: It appears that the Special Committee asked HVA to consider certain additional facts regarding Vestin’s future prospects, and ultimately relied in part upon the findings of HVA in reaching its recommendation. Advise us, with a view toward disclosure, the nature of those certain unspecified additional

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facts. In addition, advise us how Vestin complied with Item 5 of Schedule 14D-9 and Item 1009 of Regulation M-A with respect to HVA.

Response: In response to the Staff’s comment, the Schedule 14D-9 and Schedule 13E-3 have each been revised to clarify that the Special Committee asked HVA to consider the Company’s future prospects in light of the proposal to convert each of the three publicly held funds managed by a subsidiary of the Company into a REIT and to list the shares of the REITs on a securities exchange. The revised disclosure can be found at pages 5 and 6 of the amended Schedule 14D-9 and page 3 of the amended Schedule 13E-3. The Offer to Purchase already contains a discussion of this plan and its potential impact on the Company at pages 2-3, and page 19.

The Company respectfully submits that HVA was not retained to make a solicitation or recommendation in connection with the offer. HVA was retained solely to prepare an independent analysis as to its opinion regarding the fair value of the Company’s common stock. The Schedule 14D-9 has been revised to state explicitly that HVA was engaged for the sole purpose of preparing a valuation, and not for the purpose of recommending a purchase price. See Item 5 of the Schedule 14D-9.

Should you have any further questions or comments regarding the captioned filings, please direct them to (i) Hillel Cohn at (213) 892-5251 if they relate to Mr. Shustek and (ii) Ira Levine at (702) 735-0451 if they relate to the Company.

Very truly yours,	Very truly yours,

/s/ Hillel T. Cohn	/s/ Ira Levine

Hillel T. Cohn	Ira Levine